Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

MINDSPEED TECHNOLOGIES, INC.

at

$5.05 NET PER SHARE

by

MICRO MERGER SUB, INC.,

a wholly-owned subsidiary of

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON DECEMBER 17, 2013 (WHICH IS THE END OF THE DAY ON DECEMBER 17,

2013), UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

November 19, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF MINDSPEED (THE “MINDSPEED BOARD”) UNANIMOUSLY

RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES IN THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if share certificates and all other required documents are not immediately available, cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4.	A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013), unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 5, 2013 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among MACOM, Purchaser and Mindspeed, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Purchaser will merge with and into Mindspeed (the “Merger”), with Mindspeed continuing as the surviving corporation and as a wholly-owned subsidiary of MACOM. At the effective time of the Merger, each Share not acquired in the Offer (other than (i) Shares then held by MACOM, Purchaser, Mindspeed or their respective subsidiaries, (ii) Shares that are held by any stockholders of Mindspeed who properly demand appraisal rights in connection with the Merger as described in the Offer to Purchase and (iii) shares of unvested restricted stock of Mindspeed assumed by MACOM in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

After careful consideration, the Mindspeed Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the Delaware General Corporation Law, and (3) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In all cases, Purchaser will pay for Shares tendered in the Offer only after timely receipt by the Depositary of (i) share certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. Holders of Shares whose share certificates are not immediately available or who cannot deliver their share certificates and all other required documents to the Depositary prior to the Expiration Date, or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to Georgeson Inc., the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson Inc.

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of Purchaser, MACOM, Mindspeed, the Depositary, the Information Agent or any affiliate of any of them, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.